Exhibit 3.1

Charter Amendment

Certificate of amendment

to the

FIFTH AMENDED AND restated certificate of incorporation

of

Sigilon Therapeutics, inc.

Sigilon Therapeutics, Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY:

FIRST:	The name of the Corporation is: Sigilon Therapeutics, Inc.

SECOND: The Corporation filed its Certificate of Incorporation with the Secretary of State of the State of Delaware on May 14, 2015 under the name VL36, Inc. The Certificate of Incorporation was amended and restated by the Amended and Restated Certificate of Incorporation filed on March 21, 2016, amended by the Certificate of Amendment filed on June 20, 2017, pursuant to which the name of the Corporation was changed to Sigilon Therapeutics, Inc., amended and restated by the Second Amended and Restated Certificate of Incorporation filed on April 2, 2018, amended by the Certificate of Amendment filed on May 24, 2019, amended and restated by the Third Amended and Restated Certificate of Incorporation filed on August 22, 2019, and amended by the Certificate of Amendment filed on February 14, 2020, amended and restated by the Fourth Amended and Restated Certificate of Incorporation filed on October 23, 2020, amended by the Certificate of Amendment filed on November 25, 2020, and amended and restated by the Fifth Amended and Restated Certificate of Incorporation filed on December 8, 2020 (the “Fifth Amended and Restated Certificate of Incorporation”).

THIRD:

This Certificate of Amendment amends the Fifth Amended and Restated Certificate of Incorporation and has been duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: The Fifth Amended and Restated Certificate of Incorporation is hereby amended by deleting subsection (a) of Article IV “Capitalization” in its entirety and replacing it as follows:

“(a) That, effective upon the filing of this Certificate of Amendment to the Fifth Amended and Restated Certificate of Incorporation with the Secretary of State of Delaware (the “Effective Time”), every thirteen shares of the Corporation’s common stock, $0.001 par value per share (the “Common Stock”), issued and outstanding prior to the Effective Time, without further action, will be combined into and automatically become one share of issued and outstanding Common Stock of the Corporation (such reclassification and combination of shares, the “Reverse Stock Split”). The Corporation will not issue fractional shares on account of the Reverse Stock Split; all shares that are held by a stockholder as of the Effective Time shall be aggregated and each fractional share resulting from the Reverse Stock Split shall be entitled to receive an amount in cash equal to the fair market value of such fractional share as of the Effective Time, as determined in good faith by the Board of Directors. The total number of shares of stock which the Corporation shall have authority to issue is 200,000,000 shares, consisting of 175,000,000 shares of Common Stock and 25,000,000 shares of Preferred Stock, par value $0.001 per share (“Preferred Stock”). Such stock may be issued from time to time by the Corporation for such consideration as may be fixed by the board of directors of the Corporation (the “Board of Directors”).”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this 19th day of May, 2023.

SIGILON THERAPEUTICS, INC.

By:/s/ Rogerio Vivaldi Coelho, M.D.
Name: Rogerio Vivaldi Coelho, M.D.
Title: President and Chief Executive Officer